SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



02041826

FORM 11-K



ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2001
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission File Number _O- 72229_

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NATIONAL CITY SAVINGS AND
INVESTMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

PROCESSED

JUL 0 3 2002

THOMSON
FINANCIAL

REQUIRED INFORMATION



Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A.   The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.   Statement of Net Assets Available for Benefits - December 31, 2001 and 2000

2.   Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2001

3.   Notes to Financial Statements

4.   Schedule of Assets (Held at the End of Year)

B.   The following exhibit is filed as part of this annual report:

Exhibit No. 23 -- Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE NATIONAL CITY SAVINGS AND
INVESTMENT PLAN AND TRUST

Date: June 25, 2002   By:

Jeffrey D. Kelly
Member of,
The National City Savings and
Investment Plan Administrative
Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

The National City Savings and Investment Plan and Trust

December 31, 2001 and 2000 and Year ended December 31, 2001
with Report of Independent Auditors

ΞIIERNST&YOUNG

■ Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Administrative Committee of
  The National City Savings and
  Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of The National City Savings and Investment Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 7, 2002

The National City Savings and Investment Plan and Trust

Statements of Net Assets Available for Benefits

| | December 31 | |
	2001	**2000**
Assets		
Investments, at fair value	**$1,623,154,124**	$1,649,631,566
Accrued income	**1,044,729**	2,450,124
Pending securities sales	**97,624**	-
Total assets	**1,624,296,477**	1,652,081,690
Liability		
Pending securities purchases	**2,343,616**	-
Net assets available for benefits	**$1,621,952,861**	$1,652,081,690

See notes to financial statements.

The National City Savings and Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Net investment income (loss):	
Net depreciation in fair value of investments	$ (75,019,097)
Interest and dividend income from National City Capital	
Preservation Fund and Armada Funds	27,744,432
Dividend income from other mutual funds	1,084,646
Dividend income from National City Corporation Common Stock	29,507,401
Interest income from participant loans	2,472,069
	(14,210,549)
Contributions:	
Employer	51,931,091
Employee	72,514,202
	124,445,293
Benefits paid to participants	(141,271,274)
Transfer from The Financial Alliance Retirement Plan	502,972
Net transfers from The National City Savings and	
Investment Plan No. 2 and Trust	404,729
Net decrease	(30,128,829)
Net assets available for benefits at beginning of year	1,652,081,690
Net assets available for benefits at end of year	$ 1,621,952,861

See notes to financial statements.

The National City Savings and Investment Plan and Trust

Notes to Financial Statements

December 31, 2001 and 2000 and Year ended December 31, 2001

1. Significant Accounting Policies

The financial statements of The National City Savings and Investment Plan and Trust (the Plan) are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net transfers from The National City Savings and Investment Plan No. 2 and Trust represent participants who had a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.

2. Plan Description (continued)

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. Prior to 2001, the Plan allowed participants to elect to contribute from 1% to 10% of combined cash compensation (base pay and up to $75,000 of certain additional pay). Effective January 1, 2001, participants may contribute up to 12% of combined cash compensation. Participants direct their contributions in 1% increments among any of the Plan's sixteen investment funds. Contributions made to any of the funds may be temporarily invested in the Armada Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. Prior to January 1, 2001, the Employers' monthly matching contribution was equal to 100% of the participant's contributions up to 3% of the participant's combined cash compensation. For additional participant contributions up to 7% of combined cash compensation, the Employers' monthly matching contribution was equal to 50% of the participant's contribution. The Plan provided for a discretionary supplemental employer profit sharing matching contribution (supplemental contribution) based upon a targeted range of earnings per share, earnings per share growth rate, return on equity or other such criteria as the Employers deemed appropriate and was communicated by the Employers during the first calendar-year quarter of the year.

Effective January 1, 2001, the Employers' monthly matching contribution was equal to 115% of the participant's contribution up to 6% of participant's combined cash compensation, and the supplemental contribution was discontinued. All employer contributions are initially invested in the National City Corporation Stock Fund.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employers' contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

The National City Savings and Investment Plan and Trust

Notes to Financial Statements (continued)

2. Plan Description (continued)

Participants are allowed to borrow at a variable interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Investments

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value by $75,019,097 as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Armada Funds	$ (70,056,360)
Other mutual funds	(18,103,922)
National City Corporation Common Stock	13,113,728
National Processing, Inc. Common Stock	27,457
	$ (75,019,097)

3. Investments (continued)

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

| | December 31 | |
	2001	**2000**
Armada Money Market Fund	**$ 154,944,231**	$ 138,957,943
Armada Equity Growth Fund	**237,110,037**	317,998,858
Armada Bond Fund	**101,245,533**	84,726,249
Armada Equity Index Fund	**84,070,089**	95,685,185
National City Corporation Common Stock	**722,482,066**	739,152,984

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a subsidiary of NCC, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

5. Tax Status

The Internal Revenue Service has determined and informed NCC by a letter dated February 7, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. The Plan has applied for, but has not yet received, a new IRS determination letter covering the amended Plan.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

Net assets available for benefits per the financial statements	$ 1,621,952,861
Amounts allocated to withdrawing participants	(1,427,441)
Net assets available for benefits per Form 5500	$ 1,620,525,420

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

Benefits paid to participants per the financial statements	$ 141,271,274
Amounts allocated to withdrawing participants at December 31, 2001	1,427,441
Benefits paid to participants per Form 5500	$ 142,698,715

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

The National City Savings and Investment Plan and Trust

EIN 34-1111088   Plan 005

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Cash	85,979 units	$ 85,979
* National City Capital Preservation Fund for Retirement Trusts	62,458,542 units	62,458,542
* Armada Funds:		
Money Market Fund	154,944,231 shares	154,944,231
Small Cap Value Fund	4,251,294 shares	80,604,535
Equity Growth Fund	10,642,282 shares	237,110,037
Bond Fund	10,373,518 shares	101,245,533
Equity Index Fund	8,509,118 shares	84,070,089
Balanced Allocation Fund	2,929,051 shares	27,152,300
International Equity Fund	485,394 shares	4,635,512
Large Cap Ultra Fund	546,280 shares	6,074,636
Large Cap Value Fund	2,341,075 shares	36,848,525
Templeton Foreign Equity Series	1,915,204 shares	27,713,008
Franklin Small-Mid Cap Growth Fund	478,028 shares	14,967,049
Janus Twenty Fund	499,115 shares	19,195,944
* National City Corporation Common Stock	24,708,689 shares	722,482,066
* National Processing, Inc. Common Stock	8,737 shares	283,946
MFS Capital Opportunities Fund	966,026 shares	13,022,028
* Participant loans	At interest rates ranging from 4.75% to 9.75%	30,260,164
		$1,623,154,124

* Indicates party-in-interest to the Plan.

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8

No. 33-45363, No. 333-61712 and No. 333-67359) pertaining to The National City Savings and

Investment Plan and Trust of National City Corporation of our report dated June 7, 2002 with

respect to the financial statements and supplemental schedule of The National City Savings and

Investment Plan and Trust included in this Annual Report (Form 11-K) for the year ended

December 31, 2001.

Ernst & Young LLP

Cleveland, Ohio
June 21, 2002